UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FUBOTV INC.

(Name of Subject Company and Filing Person (Issuer))

Convertible Senior Secured Notes due 2029

(Title of Class of Securities)

35953D AC8

(CUSIP Number of Class of Securities)

FuboTV Inc.

1290 Avenue of the Americas

New York, NY 10104

Telephone: (212) 672-0055

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Gregory P. Rodgers, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by Section 15.02 of the Indenture, dated as of January 2, 2024 (the “Original Indenture”), among fuboTV Inc., a Florida corporation, as issuer, Edisn Inc., a Delaware corporation, FuboTV Media Inc., a Delaware corporation, Fubo Studios Inc., a Delaware corporation, and Sports Rights Management, LLC, a Delaware limited liability company, as guarantors (the “Original Guarantors”), and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”) and as collateral agent (the “Collateral Agent”), as amended and supplemented by that certain first supplemental indenture, dated as of October 29, 2025 (the “First Supplemental Indenture” and, together with the Original Indenture, the “Indenture”), among FuboTV Inc., a Delaware corporation (the “Company”), Edisn LLC (f/k/a Edisn Inc.), a Delaware limited liability company, FuboTV Media LLC (f/k/a FuboTV Media Inc.), a Delaware limited liability company, Fubo Studios LLC (f/k/a Fubo Studios Inc.), a Delaware limited liability company, Fubo Services LLC, a Delaware limited liability company (“Fubo OpCo”), Fubo Operations LLC, a Delaware limited liability company (“Fubo NewCo”) and Hulu Live LLC, a Delaware limited liability company, as additional guarantors (“HL” and, together with Fubo OpCo and Fubo NewCo, the “Additional Guarantors”), and the Trustee and Collateral Agent, relating to the Convertible Senior Secured Notes due 2029 (the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein and the Fundamental Change Notice and Offer to Repurchase dated November 24, 2025 (as it may be amended and supplemented from time to time, the “Offer to Repurchase”), attached hereto as Exhibit (a)(1)(A), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to offer to repurchase for cash all of the outstanding Notes, or any portion thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on January 7, 2026 (the “Fundamental Change Repurchase Date”) at a repurchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest on such Notes to, but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”).

Holders may tender their Notes until 5:00 p.m., New York City time, on January 6, 2026 (the “Exercise Expiration Date”), which is the Business Day (as defined in the Indenture) before the Fundamental Change Repurchase Date.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Repurchase is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Repurchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Repurchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is FuboTV Inc., a Delaware corporation. The address of the Company’s principal executive offices is 1290 Avenue of the Americas, New York, NY 10104 and its telephone number is (212) 672-0055.

(b) The information set forth in “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The Notes and FuboTV Inc. Class A Common Stock” of the Offer to Repurchase is incorporated herein by reference.

(c) There is no established trading market for the Notes.

Item 3. Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information regarding the material terms of the transaction set forth in each of the following sections of the Offer to Repurchase is incorporated herein by reference: “Summary Term Sheet,” “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The Notes and FuboTV Inc. Class A Common Stock,” “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The Make-Whole Fundamental Change and Temporary Increase to the Conversion Rate,” “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The Tender Offer” and “Certain U.S. Federal Income Tax Considerations” of the Offer to Repurchase is incorporated herein by reference.

(b) To the knowledge of the Company, based on reasonable inquiry, none of the Company’s officers, directors or affiliates holds any of the Notes and, therefore, no Notes will be purchased from any officer, director or affiliate of the Company. The Company has been advised that none of the Company’s officers, directors or affiliates intends to tender any Notes in the Offer to Repurchase.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Except as noted in the information set forth in the sections entitled “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The Fundamental Change,” and “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The First Supplemental Indenture” of the Offer to Repurchase, which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between the Company and any other person with respect to the Notes (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

The Company also maintains certain plans and agreements with respect to its equity securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary Term Sheet,” “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The Fundamental Change,” “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The Tender Offer—Generally” and “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The Tender Offer—Source of Funds” of the Offer to Repurchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The Tender Offer—Source of Funds” of the Offer to Repurchase is incorporated herein by reference.

(b) There are no material financing conditions in connection with the Company’s obligation to pay the Fundamental Change Repurchase Price for the surrendered Notes.

(d) The information set forth in “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The Tender Offer—Source of Funds” of the Offer to Repurchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) To the knowledge of the Company, based on reasonable inquiry, no Notes are owned by the Company or any officer, director or affiliate of the Company and therefore no Notes will be acquired from the Company or any officer, director or affiliate of the foregoing.

(b) Except as noted in the information set forth in the section entitled “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The First Supplemental Indenture” of the Offer to Repurchase, which is incorporated herein by reference, there have been no transactions in the Notes during the sixty days immediately preceding the date of this Schedule TO.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Important Information About Us, the Fundamental Change, the Tender Offer, the Notes and Certain Related Matters—The Tender Offer—No Recommendations or Solicitation” of the Offer to Repurchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Notes.

(b) Pro Forma Information. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Notes.

Item 11. Additional Information.

(a) The information set forth in “Where You Can Find Additional Information” of the Offer to Repurchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Repurchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(c) The information set forth in the Offer to Repurchase is incorporated herein by reference. The information set forth in the Offer to Repurchase, a copy of which is filed herewith as Exhibit (a)(1)(A), as may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Repurchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12. Exhibits.

(a)(1)(A)	Fundamental Change Notice and Offer to Repurchase to Holders of Convertible Senior Secured Notes due 2029, dated November 24, 2025.

(b)	Not applicable.

(d)(1)	Indenture, dated as of January 2, 2024, among fuboTV Inc., a Florida corporation, the guarantors named therein, and the Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 2, 2024).

(d)(2)	First Supplemental Indenture, dated as of October 29, 2025, among the Company, the guarantors identified therein and the Trustee and Collateral Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on October 30, 2025).

(d)(4)

Business Combination Agreement, dated as of January 6, 2025, among the Company, The Walt Disney Company, a Delaware corporation, and Hulu, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed on January 10, 2025).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2025

FUBOTV INC.

By:	/s/ David Gandler
Name:	David Gandler
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Fundamental Change Notice and Offer to Repurchase to Holders of Convertible Senior Secured Notes due 2029, dated November 24, 2025.

(d)(1)	Indenture, dated as of January 2, 2024, among fuboTV Inc., a Florida corporation, the guarantors named therein, and the Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 2, 2024).

(d)(2)	First Supplemental Indenture, dated as of October 29, 2025, among the Company, the guarantors identified therein and the Trustee and Collateral Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on October 30, 2025).

(d)(3)	Not applicable.

(d)(4)

Business Combination Agreement, dated as of January 6, 2025, among the Company, The Walt Disney Company, a Delaware corporation, and Hulu, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed on January 10, 2025).

(d)(5)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.